Room 4561
      August 30, 2005


Charles S. Ream
Executive Vice President and Chief Financial Officer
Anteon International Corporation
3211 Jermantown Road
Fairfax, Virginia 22030-2801
(703) 246-0200

Re: 	Anteon International Corporation
      Form 10-K for the fiscal year ended December 31, 2004
      Filed March 10, 2005
      File No. 001-31258

Dear Mr. Ream:

      We have reviewed your response letter dated August 18, 2005 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K filed March 10, 2005

Notes to Consolidated Financial Statements

Note (2)  Summary of Significant Accounting Policies

(h) Revenue Recognition, page F-9


1. We note your response to prior comment number 2. Tell us whether any of your arrangements include multiple units of accounting under
EITF 00-21 that involve the development of technology accounted for under the guidance of SOP 81-1 that you subsequently provide operational support for. And, as previously requested, please indicate whether any fees are contingent on the delivery of additional items or meeting other specified performance conditions, such as the performance of operational support. Your response should address how you considered the guidance in paragraph 14 of EITF 00-
21.

*	*	*	*	*


      As appropriate, please amend your filing and respond to the comment within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479, Melissa Walsh at (202) 551-3224 or Stephen Krikorian at
(202) 551-3730.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief


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Charles S. Ream
Anteon International Corporation
August 30, 2005
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